1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2004

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s railway operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

With respect to the Company’s property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	the Company’s ability to complete property developments on time and within budget;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	competition from other property developments;

•	the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated January 15, 2004	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong

Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: January 16, 2004

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

AGREEMENT IN PRINCIPLE IN RELATION TO THE CONSTRUCTION AND OPERATION OF LINE 4 OF THE SHENZHEN METRO SYSTEM

The Company and the Shenzhen Municipal Government today entered into the Agreement in Principle in relation to the construction of Phase 2 of Line 4 of the Shenzhen Metro System and the operation of Line 4.

The Agreement in Principle sets out the principles upon which the Company and the Shenzhen Municipal Government will negotiate the Authorised Operating Agreement under which the Project Company to be established by the Company in the PRC will have the right to construct Phase 2 and operate Line 4. The main principles include the following:

(a)	the Project Company will be granted the right to construct Phase 2 and operate Line 4 and will acquire the right to use the facilities of Phase 1. The right to operate Line 4 will be for a term of 30 years from the date of commencement the operation of Line 4;

(b)	the Company’s construction of Phase 2 and operation of Line 4 will be a BOT (building-operation-transfer) project; and

(c)	the Project Company will acquire land along Line 4 with an aggregate gross floor area of 2.9 million m2 for the purposes of property development.

The terms of the Authorised Operating Agreement have not been agreed. The signing of the Authorised Operating Agreement will be subsequent to the NDRC’s approval of the Feasibility Study Report.

The transactions contemplated in the Agreement in Principle, including the signing of the Authorised Operating Agreement, may or may not proceed. The Company will make further announcement(s) as and when required under the Listing Rules.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

The Company refers to a press release dated 20th May, 2003 regarding a memorandum of cooperation with the Shenzhen Municipal Development Planning Bureau under which the Company will provide consultancy services with respect to the planning, implementation, construction, operation, financing and maintenance of new metro lines in Shenzhen. The Company and the Shenzhen Municipal Government today entered into the Agreement in Principle in relation to the construction of Phase 2 of Line 4 of the Shenzhen Metro System and the operation of Line 4.

Line 4 is expected to be a 21 km long railway running from Huanggang to Longhua New Town in Shenzhen. The Company understands that Phase 1 is currently under construction and that Shenzhen Metro will operate Phase 1 initially.

The Agreement in Principle sets out the principles upon which the Company and the Shenzhen Municipal Government will negotiate the Authorised Operating Agreement. The main principles are as follows:

(a)	the Project Company will be granted the right to construct Phase 2 and operate Line 4 and will acquire the right to use the facilities of Phase 1. The right to operate Line 4 will be for a term of 30 years from the date of commencement of the operation of Line 4. The operation of Line 4 is initially expected to commence from the end of 2008;

(b)	the Company’s construction of Phase 2 and operation of Line 4 will be a BOT (building-operation-transfer) project;

(c)	the Project Company will acquire land along Line 4 with an aggregate gross floor area of 2.9 million m2 for the purposes of property development; and

(d)	the total investment of the Project Company will be approximately RMB6 billion and its registered capital will be approximately RMB2.4 billion.

The terms of the Authorised Operating Agreement have not been agreed. The signing of the Authorised Operating Agreement will be subsequent to the NDRC’s approval of the Feasibility Study Report.

The Company and the Shenzhen Municipal Government have agreed in the Agreement in Principle that the Company will undertake the project design and the preliminary construction works of Phase 2.

The transactions contemplated in the Agreement in Principle, including the signing of the Authorised Operating Agreement, may or may not proceed. The Company will make further announcement(s) as and when required under the Listing Rules.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

DEFINITIONS

In this announcement:

“Agreement in Principle”	means the agreement in principle in relation to the construction of Phase 2 and the operation of Line 4 entered into between the Company and the Shenzhen Municipal Government today;

“Authorised Operating Agreement”	means an agreement to be entered into between the Project Company and the Shenzhen Municipal Government under which the Project Company has the right to construct Phase 2 and operate Line 4;

“Feasibility Study Report”	means the feasibility study report in relation to Phase 2;

“Line 4”	means Line No.4 of the Shenzhen Metro System comprising Phase 1 and Phase 2;

“NDRC”	means the National Development and Reform Commission of the PRC;

“Phase 1”	means the part of Line 4 running from Huanggang to Shouniangong;

“Phase 2”	means the part of Line 4 running from Shouniangong to Longhua New Town;

“PRC”	means the People’s Republic of China;

“Project Company”	means a company to be established in the PRC for the purposes of the construction of Phase 2 and the operation of Line 4 pursuant to the Authorised Operating Agreement;

“RMB”	means Renminbi, the lawful currency of the PRC;

“Shenzhen Metro”	means Shenzhen Metro Company Limited, a state-owned enterprise in the PRC;

“Shenzhen Metro System”	means the proposed metro system in Shenzhen; and

“Shenzhen Municipal Government”	means the Shenzhen Municipal People’s Government of the PRC.

By Order of the Board

Leonard Bryan Turk

Company Secretary

Hong Kong, 15th January, 2004